UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.            )*

OLO INC.

(Name of Issuer)

Shares of Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

68134L109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68134L109	Schedule 13G	Page 1 of 9

1.	Names of Reporting Persons RPII Order LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,220,439 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,220,439 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,220,439 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 57,078,716 shares of Class A Common Stock outstanding based on information included in the Issuer’s quarterly report on Form 10-Q filed on November 9, 2021 and that the 32,220,439 shares of Class B Common Stock directly held by RPII Order LLC are converted into shares of Class A Common Stock.

CUSIP No. 68134L109	Schedule 13G	Page 2 of 9

1.	Names of Reporting Persons Raine Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,220,439 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,220,439 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,220,439 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.1%(1)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68134L109	Schedule 13G	Page 3 of 9

1.	Names of Reporting Persons Raine Associates II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,629,865 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,629,865 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,629,865 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.5%(1)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68134L109	Schedule 13G	Page 4 of 9

1.	Names of Reporting Persons Raine Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,220,439 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,220,439 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,220,439 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.1%(1)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 68134L109	Schedule 13G	Page 5 of 9

1.	Names of Reporting Persons Raine Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,629,865 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,629,865 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,629,865 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.5%(1)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 6 of 9

1.	Names of Reporting Persons The Raine Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,629,865 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,629,865 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,629,865 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.5%(1)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 7 of 9

1.	Names of Reporting Persons Raine Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,629,865 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,629,865 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,629,865 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.5%(1)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 8 of 9

Item 1.

(a)	Name of Issuer:

Olo Inc. (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices:

285 Fulton Street, One World Trade Center, 82nd Floor, New York, NY 10007

Item 2.

(a)	Name of Person Filing:

RPII Order LLC

Raine Partners II LP

Raine Associates II LP

Raine Capital LLC

Raine Management LLC

The Raine Group LLC

Raine Holdings LLC

(b)	Address of Principal Business Office:

65 East 55th Street, 24th Floor, New York, NY 10022

(c)	Citizenship:

RPII Order LLC – Delaware

Raine Partners II LP – Delaware

Raine Associates II LP – Delaware

Raine Capital LLC – Delaware

Raine Management LLC – Delaware

The Raine Group LLC – Delaware

Raine Holdings LLC – Delaware

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

68134L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.	Ownership:

(a).	Amount beneficially owned:

32,629,865

(b).	Percent of class:

36.5%(1)

CUSIP No. 68134L109	Schedule 13G	Page 9 of 9

(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 32,629,865

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 32,629,865

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

Item 8.	Identification and Classification of Members of the Group:

N/A.

Item 9.	Notice of Dissolution of Group:

N/A.

Item 10.	Certification:

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2022

RPII Order LLC

By:	/s/ Alfred Chianese
Name: Alfred Chianese
Title: Vice President

Raine Partners II LP

By:	/s/ Alfred Chianese
Name: Alfred Chianese
Title: Vice President

Raine Associates II LP

By:	/s/ Alfred Chianese
Name: Alfred Chianese
Title: Vice President

Raine Capital LLC

By:	/s/ Alfred Chianese
Name: Alfred Chianese
Title: Vice President

Raine Management LLC

By:	/s/ Alfred Chianese
Name: Alfred Chianese
Title: Vice President

The Raine Group LLC

By:	/s/ Alfred Chianese
Name: Alfred Chianese
Title: Vice President

Raine Holdings LLC

By:	/s/ Brandon W. Gardner
Name: Brandon W. Gardner
Title: President

[Signature Page to Schedule 13G]

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 9, 2022.

Exhibit 99.2	Power of Attorney (incorporated by reference to Exhibit 24 to RPII Order LLC’s Form 3/A filed on October 8, 2021).